Filed Pursuant to Rule 424(b)(4)

Registration No. 333-106706

PROSPECTUS

3,254,657 Shares

SIRENZA MICRODEVICES, INC.

Common Stock

This prospectus relates to the resale of up to 3,254,657 shares of our common stock, par value $0.001 per share, that we issued to Vari-L Company, Inc., or Vari-L, in connection with our acquisition of substantially all of the assets of Vari-L. Immediately following the closing of the asset purchase, Vari-L changed its name to VL Dissolution Corporation. VL Dissolution Corporation, the selling stockholder, may sell the shares of our common stock covered by this prospectus from time to time.

The prices at which the selling stockholder may offer and sell these shares will be determined by prevailing market prices or privately negotiated prices, in sales directly to purchasers or through underwriters, broker-dealers, or agents in public or private transactions. We will not receive any proceeds from the sale(s) of shares by the selling stockholder.

Our common stock trades on the NASDAQ National Market under the symbol “SMDI.” On July 28, 2003, the closing sales price for our common stock on the NASDAQ National Market was $3.50 per share.

Investment in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 3 of this prospectus to read about risks of investing in our common stock.

Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 29, 2003.

We have not authorized any person to give any information or to make any representation other than those contained in this prospectus in connection with this offering. You should not rely on such information or representation. Neither the delivery of this prospectus nor any sale made pursuant to this prospectus shall create any implication that the information contained in this prospectus is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any security other than the common stock covered by this prospectus.

ABOUT SIRENZA MICRODEVICES, INC.

We are a leading designer of high performance radio frequency, or RF, components for communications equipment manufacturers. Our products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals, and are also utilized in broadband wireline and terminal applications. We held our initial public offering of common stock on May 25, 2000.

Our principal executive offices are located at 303 Technology Court, Broomfield, Colorado 80021, and our telephone number is (303) 327-3030.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those expressed in these forward-looking statements.

Forward-looking statements include information concerning our possible or assumed future results of operations as well as statements that include the words “believe,” “expect,” “anticipate,” “intend” or similar expressions. You should understand that certain important factors, including those set forth in “Risk Factors” below and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus and in documents that we incorporate by reference into this prospectus, you should carefully consider the following risks before purchasing our common stock. If any of these risks occurs, our business, financial condition and operating results could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Any acquisitions of companies or technologies by us, including our acquisition of Vari-L’s assets, may result in distraction of our management and disruptions to our business.

We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise, as was the case in the third quarter of 2002 when we acquired Xemod Incorporated, and again in the second quarter of 2003 when we acquired substantially all of the assets of Vari-L. From time to time, we may engage in discussions and negotiations with companies regarding the possibility of our acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, may not be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquired or invested in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations.

In September 2002, we completed our acquisition of Xemod, a California corporation and a designer and fabless manufacturer of RF power amplifier modules and components based on patented lateral double-diffused transistor (LDMOS) technology. On May 5, 2003, we completed our acquisition of substantially all of the assets of Vari-L. We evaluate and may enter into other acquisitions or investment transactions on an ongoing basis. The recent acquisitions of Xemod and of substantially all of Vari-L’s assets increase both the scope and consequence of ongoing integration risks. We may not successfully address the integration challenges in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of either transaction, or of any other transaction to the extent, or in the timeframe, anticipated. Moreover, the timeframe for achieving benefits may be dependent partially upon the actions of employees, suppliers or other third parties. For example, to the extent that the integration of Vari-L’s assets with our own is delayed for any reason, we will be delayed or prevented from realizing any cost savings we hope to achieve by consolidating our operations with those of Vari-L. Similarly, to the extent that future demand by OEMs for integration by component suppliers is lower than expected or fails to materialize, we may not realize many of the strategic advantages we hope to achieve through the purchase of Vari-L’s assets.

Even if an acquisition or alliance is successfully integrated, we may not receive the expected benefits of the transaction. Managing acquisitions requires varying levels of management resources, which may divert our attention from other business operations. These transactions also have resulted and may in the future result in significant costs and expenses and charges to earnings. In the case of the Xemod acquisition, these costs and expenses include those related to severance pay, charges from the elimination of duplicative facilities, in-process research and development charges, legal, accounting and financial advisory fees. Moreover, we have incurred and will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the transaction, and, to the extent the value of goodwill acquired in connection with the transaction becomes impaired, we may be required to incur material charges relating to the impairment of that asset. In addition, any completed, pending or future transactions may contribute to financial results of the combined company that differ from the investment community’s expectations in a given quarter, and may result in our incurring unanticipated expenses or liabilities associated with the acquired assets or businesses.

Failure to hire and retain key employees could diminish the benefits of the Vari-L asset purchase to us.

The successful integration of the Vari-L assets into our current business operations will depend in part on the hiring and retention of personnel critical to our business and operations and the Vari-L business. Although four officers of Vari-L have signed offer letters with us effective as of the closing of the asset purchase, such agreements are terminable at will by either party. Furthermore, the Vari-L employees hired by us in connection with the asset purchase have technical and engineering expertise that is in high demand and short supply. We may be unable to retain such personnel that are critical to the successful integration of the Vari-L assets, which may result in loss of key information, expertise or know-how and unanticipated additional recruiting and training costs and otherwise diminishing anticipated benefits of the asset purchase for us and our stockholders.

If we are not successful in integrating Vari-L’s business, our operations may be affected.

Our ability to realize some of the anticipated benefits of the asset purchase will depend in part on our ability to integrate the assets purchased from Vari-L into our current operations in a timely and efficient manner. This integration may be difficult and unpredictable because our current products are highly complex and have been developed independently from those of Vari-L. Successful integration requires coordination of different development and engineering teams. If we cannot successfully integrate the Vari-L assets with our operations, we may not realize some of the expected benefits of the asset purchase. In connection with the asset purchase, we are in the process of relocating our manufacturing and general and administrative functions from Sunnyvale, California to Broomfield, Colorado. This move may disrupt our operations which could materially and adversely effect our business, financial condition or results of operations.

The unsuccessful realignment of our worldwide sales channels, including the termination of Richardson Electronics Laboratories as a distributor, may adversely affect our revenues.

In the second quarter of 2003, we realigned our worldwide sales channels to enhance geographic market reach, customer service and technical support. As part of this realignment, we terminated our existing distribution agreement with Richardson Electronics Laboratories and entered into a new distribution agreement with Acal, a leading value-added distributor with operations in Europe. Sales to Richardson Electronics Laboratories represented approximately 33% of net revenues in the first quarter of 2003, 37% of net revenues in 2002 and 39% of net revenues in 2001. The failure to transition the customer accounts served by Richardson Electronics Marketing to Acal, Avnet and to our direct sales channels in a timely manner could limit our ability to sustain and grow our revenues.

Our stock price may be extremely volatile.

Our stock price has been highly volatile since our initial public offering. We expect that this volatility will continue in the future due to factors such as:

•	general market and economic conditions;

•	actual or anticipated variations in operating results;

•	announcements of technological innovations, new products or new services by us or by our competitors or customers;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by our customers regarding end market conditions and the status of existing and future infrastructure network deployments;

•	additions or departures of key personnel; and

•	future equity or debt offerings or our announcements of these offerings.

In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations have in the past and may in the future materially adversely affect our stock price, regardless of our operating results.

Also, our stock price is currently trading below $5.00, which typically reduces the number of our institutional investors and increases the number of our retail investors. This may have the effect of increased volatility in our stock price.

We may not meet quarterly financial expectations, which could cause our stock price to decline.

Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future based upon a number of factors related to our industry and the markets for our products, over many of which we have little or no control. We operate in a highly dynamic industry and future results could be subject to significant fluctuations, particularly on a quarterly basis. These fluctuations could cause us to fail to meet quarterly financial expectations, which could cause our stock price to decline rapidly and significantly. For example, on October 9, 2001 and March 12, 2001, we publicly announced revised lowered expectations of financial results for the quarters ending September 30, 2001 and March 31, 2001, respectively and the fiscal year ending December 31, 2001. Subsequently, the trading price of our common stock declined, which had a substantial negative effect on the value of any investment in such stock. Factors contributing to the volatility of our stock price include:

•	general economic growth or decline;

•	wireless and wireline industry conditions generally and demand for products containing RF components specifically;

•	changes in customer purchasing cycles and component inventory levels;

•	the timing and success of new product and technology introductions by us or our competitors;

•	market acceptance of our products;

•	availability of raw materials, semiconductor wafers and manufacturing capacity or fluctuations in our manufacturing yields;

•	changes in selling prices for our integrated circuits due to competitive or currency exchange rate pressures;

•	changes in our product mix;

•	changes in the relative percentage of products sold through distributors as compared to direct sales; and

•	changes in the relative percentage of new products sold compared to older products.

Due to the factors discussed above, investors should not rely on quarter-to-quarter comparisons of our results of operations as indicators of future performance.

Our growth primarily depends on the growth of the infrastructure for wireless and wireline communications. If this market does not grow, or if it grows at a slow rate, demand for our products will fail to grow or diminish.

Our success will depend in large part on the growth of the telecommunications industry in general and, in particular, the market for wireless and wireline infrastructure components. We cannot assure you that the market for these infrastructure products will grow at all. We continue to observe softness in the wireless and wireline infrastructure markets related to a general economic slowdown, which has impacted our entire segment. There have been announcements throughout the worldwide telecommunications industry of current and planned reductions in component inventory levels and equipment production volumes, and of delays in the build-out of new wireless and wireline infrastructure. These trends have had an adverse effect on our operations and caused us in the past to lower our previously announced expectations for our financial results, which caused the market price of our common stock to decrease.

These trends contributed to our decision in the fourth quarter of 2001 and 2002 to implement workforce reductions and consolidations of excess facilities resulting in restructuring charges of $2.7 million and $391,000, respectively. These same trends contributed to our decision in the second half of 2001 to record provisions for excess inventories of $4.7 million, charges reducing the value of certain equipment of $1.6 million and recording a valuation allowance of $2.3 million against our net deferred tax assets, and to the impairment of our investment in GCS in the fourth quarter of 2002 requiring a write-down of the investment by $2.9 million.

If the economic trends described above were to worsen it would likely result in lower sales for our products. Significantly lower sales would likely lead to further provisions for excess inventories and further actions by us to reduce our operating expenses. These actions could include, but would not be limited to, further abandonment or obsolescence of equipment, further consolidation of facilities and a further workforce reduction. Any or all of these actions could have a material adverse effect on the results of our operations and the market price of our common stock.

Fluctuations in supply and demand for semiconductor products could adversely impact our business.

The semiconductor industry has historically been characterized by wide fluctuations in supply and demand for semiconductor products. From time to time, demand for semiconductor products has decreased, often in connection with, or in anticipation of, major additions of wafer fabrication capacity or maturing product cycles or due to general economic conditions, as is the case currently.

These trends contributed to our decision in the fourth quarter of 2001 and 2002 to implement workforce reductions and consolidations of excess facilities resulting in restructuring charges of $2.7 million and $391,000, respectively. These same trends contributed to our decision in the second half of 2001 to record provisions for excess inventories of $4.7 million, charges reducing the value of certain equipment of $1.6 million and recording a valuation allowance of $2.3 million against our net deferred tax assets, and to the impairment of our investment in GCS in the fourth quarter of 2002 requiring a write-down of the investment by $2.9 million.

If the economic trends described above were to worsen it would likely result in lower sales for our products. Significantly lower sales would likely lead to further provisions for excess inventories and further actions by us to reduce our operating expenses. These actions could include, but would not be limited to, further abandonment or obsolescence of equipment, further consolidation of facilities and a further workforce reduction. Any or all of these actions could have a material adverse effect on the results of our operations and the market price of our common stock.

The timing of the adoption of industry standards may negatively impact widespread market acceptance of our products.

The markets in which we and our customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. If technologies or standards supported by us or our customers’ products, such as 2.5G and 3G, fail to gain widespread commercial acceptance, our business will be significantly impacted. For example, in 2001 and 2002 the installation of 2.5G and 3G equipment occurred at a much slower rate than was initially expected. In addition, while historically the demand for wireless and wireline communications has exerted pressure on standards bodies worldwide to adopt new standards for these products, such adoption generally only occurs following extensive investigation of, and deliberation over, competing technologies. The delays inherent in the standards approval process have in the past and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. For example, in 2001 and 2002 the delay in agreement over certain 3G standards contributed to the delay of the installation of 3G equipment worldwide.

These trends contributed to our decision in the fourth quarter of 2001 and 2002 to implement workforce reductions and consolidations of excess facilities resulting in restructuring charges of $2.7 million and $391,000, respectively. These same trends contributed to our decision in the second half of 2001 to record provisions for excess inventories of $4.7 million, charges reducing the value of certain equipment of $1.6 million and recording a valuation allowance of $2.3 million against our net deferred tax assets, and to the impairment of our investment in GCS in the fourth quarter of 2002 requiring a write-down of the investment by $2.9 million.

If the economic trends described above were to continue or worsen it would likely result in lower sales for our products. Significantly lower sales would likely lead to further provisions for excess inventories and further actions by us to reduce our operating expenses. These actions could include, but would not be limited to, further abandonment or obsolescence of equipment, further consolidation of facilities and a further workforce reduction. Any or all of these actions could have a material adverse effect on the results of our operations and the market price of our common stock.

Our reliance on third-party wafer fabs to manufacture our semiconductor wafers may cause a significant delay in our ability to fill orders and limits our ability to assure product quality and to control costs.

We do not own or operate a semiconductor fabrication facility. We currently rely on three third-party wafer fabs to manufacture substantially all of our semiconductor wafers. These fabs are TRW for Gallium Arsenide, or GaAs, Atmel for Silicon Germanium, or SiGe, and TriQuint Semiconductors for our discrete devices. A majority of our products sold in 2001 and in 2002 were manufactured in GaAs by TRW and SiGe by Atmel. Atmel is currently our sole source supplier for SiGe wafers and has provided us with a commitment for a supply of wafers through September of 2004. The supply agreement with TRW provides us with a commitment for a supply of wafers through December 31, 2003. The loss of one of our third-party wafer fabs, in particular TRW or Atmel, or any delay or reduction in wafer supply, will impact our ability to fulfill customer orders, perhaps materially, and could damage our relationships with our customers, either of which would significantly harm our business and operating results. Because there are limited numbers of third-party wafer fabs that use the particular process technologies we select for our products and that have sufficient capacity to meet our needs, using alternative or additional third-party wafer fabs would require an extensive qualification process that could prevent or delay product shipments, adversely effecting our results of operations.

Nortel Networks has historically supplied us with the wafers used in the production of our NGA line of products. These products are manufactured using a process technology called Indium Gallium Phosphide Heterojunction Bipolar Transistor, or InGaP HBT. The NGA product line consists of seven products. In 2002, we sold approximately $2.2 million of these products, which represented approximately 11% of our sales for that period. Nortel Networks has notified us that they have changed their fabrication process. As a result, Nortel Networks is no longer able to support our products. We transferred the fabrication of the products made at Nortel Networks to Global Communication Semiconductors, Inc., or GCS, who has a comparable fabrication process. GCS is now our sole source for wafers using the InGaP HBT process technology. To date, we have not purchased significant quantities of production wafers from GCS. The unsuccessful or delayed transfer of our products to GCS, or our ability to procure wafers from GCS, could result in our having an insufficient supply of InGaP HBT wafers that meet our specifications in a timely manner. This would impact our ability to fulfill customer orders, perhaps materially, and could damage our relationships with our customers, either of which would significantly harm our business and operating results.

We have begun introducing products that are fabricated at RF Micro Devices, or RFMD. If RFMD is unsuccessful in manufacturing these products, or is unable to sufficiently supply us with these products in a timely manner, it would impact our ability to fulfill customer orders, perhaps materially, and could damage our relationships with our customers, either of which would significantly harm our business and operating results. Our reliance on these third-party wafer fabs involves several additional risks, including reduced control over the manufacturing costs, delivery times, reliability and quality of our components produced from these wafers. The fabrication of semiconductor wafers is a highly complex and precise process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We expect that our customers will continue to establish demanding specifications for quality, performance and reliability that must be met by our products. Our third-party wafer fabs may not be able to achieve and maintain acceptable production yields in the future. These risks are heightened with respect to our newer third-party wafer fabs, particularly GCS and RFMD, which have not yet produced wafers in volume for us. To the extent our third-party wafer fabs suffer failures or defects, we could experience lost revenues, increased costs, and delays in, cancellations or rescheduling of orders or shipments, any of which would harm our business.

In the past, we have experienced delays in product shipments from our third-party wafer fabs, quality issues and poor manufacturing yields, which in turn delayed product shipments to our customers and resulted in higher costs of production and lower gross margins. We may in the future experience similar delays or other problems, such as inadequate wafer supply.

Product quality, performance and reliability problems could disrupt our business and harm our financial condition.

Our customers demand that our products meet stringent quality, performance and reliability standards. RF components such as those we produce may contain undetected defects or flaws when first introduced or after commencement of commercial shipments. We have from time to time experienced product quality, performance or reliability problems. In addition, some of our products are manufactured using process technologies that are relatively new and for which long-term field performance data are not available. As a result, defects or failures have in the past, and may in the future occur relating to our product quality, performance and reliability. If these failures or defects occur or become significant, we could experience lost revenues, increased costs, including inventory write-offs, warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments and product returns or discounts, any of which would harm our business.

Our $7.5 million strategic investment in GCS, a privately held semiconductor foundry, could ultimately be further impaired or never redeemed, which could have a material adverse impact on our results of operations.

In the first quarter of 2002, we converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in GCS, a privately held semiconductor foundry, in exchange for 12.5 million shares of Series D-1 preferred stock valued at $0.60 per share. Our total investment of $7.5 million represented approximately 14% of the outstanding voting shares of GCS at that time.

We accounted for our investment in GCS under the cost method of accounting in accordance with accounting principles generally accepted in the United States, as our investment represents less than 20% of the voting stock of GCS and we cannot exercise significant influence over GCS. The investment in GCS has been classified as a non-current asset on our consolidated balance sheet.

We evaluate our investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of our investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain milestones or a series of operating losses in excess of GCS’ current business plan, the inability of GCS to continue as a going concern and a reduced valuation as determined by a new financing event. If we determine that an other than temporary decline in value has occurred, we will write-down our investment in GCS to fair value. Such a write-down could have a material adverse impact on our consolidated results of operations in the period in which it occurs. For example, as of December 31, 2002, we wrote down the value of our investment in GCS by $2.9 million after determining that GCS had experienced an other than temporary decline in value.

Our investment in GCS is also at risk to the extent that we cannot ultimately sell our shares of Series D-1 preferred stock, for which there is currently no public market. Even if we are able to sell our Series D-1 preferred stock, the sale price may be less than the price paid, which could have a material adverse effect on our results of operations.

We are in the process of outsourcing our RF production testing function. We may not be able to outsource our RF testing function on favorable terms, or at all.

In late 2001, we made the decision to outsource a significant portion of our RF testing function. We intend to begin outsourcing a portion of our production testing operations once unit volumes increase to a level that makes outsourcing economically attractive to subcontractors. However, we may be unable to successfully outsource this function in the near term, or at all. The selection and ultimate qualification of a subcontractor to test our RF components could be costly and increase our cost of revenues. In the second half of 2001, we recorded an impairment charge of $315,000 on some of our existing test equipment as a result of a reduction in demand for our products and the decision to outsource our testing operations. As a result of the impairment charge, our existing test equipment was revalued to our estimate of market value as of September 30, 2001. To the extent that the proceeds, if any, from the ultimate disposition of our test equipment are less than the recorded value of such equipment, we would incur a charge to cost of revenues. Such a charge could have a material adverse effect on our gross margin and results of operations.

Our reliance on subcontractors to production test our products could cause a delay in our ability to fulfill orders and adversely affect our results of operations.

We do not know if we will be able to negotiate a long-term contract with a subcontractor to production test our RF components at acceptable prices or volumes. Therefore, in the future, we may be unable to obtain sufficient high quality or timely RF production testing of our products. In addition, the negotiated pricing may be more expensive than production testing our RF components internally, which could have a material adverse effect on our gross margin and results of operations. The loss or reduction in production testing capacity at this RF testing subcontractor would significantly damage our business.

Our components require sophisticated testing techniques. If our potential subcontractor to test RF components is not successful in adopting such techniques, we could experience increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts and lost revenues, any of which would harm our business.

Our reliance on subcontractors to package our products could cause a delay in our ability to fulfill orders or could increase our cost of revenues.

We do not package the RF components that we sell but rather rely on subcontractors to package our products. Packaging is the procedure of electrically bonding and encapsulating the integrated circuit into its final protective plastic or ceramic casing. We provide the wafers containing the integrated circuits and, in some cases, packaging materials to third-party packagers. Although we currently work with five packagers, substantially all of our net revenues in 2001 and 2002 were attributable to products packaged by two subcontractors. Relatives of our founding stockholders own one of these packaging firms, MPI Corporation in Manila, Philippines. We do not have long-term contracts with our third-party packagers stipulating fixed prices or packaging volumes. Therefore, in the future we may be unable to obtain sufficient high quality or timely packaging of our products. The loss or reduction in packaging capacity of any of our current packagers, particularly MPI, would significantly damage our business. In addition, increased packaging costs will adversely affect our profitability.

The fragile nature of the semiconductor wafers that we use in our components requires sophisticated packaging techniques and can result in low packaging yields. If our packaging subcontractors fail to achieve and maintain acceptable production yields in the future, we could experience increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts and lost revenues, any of which would harm our business.

We depend on Avnet Electronics Marketing for a significant portion of our sales. The loss of Avnet Electronics Marketing as a distributor may adversely affect our revenues.

Historically, Avnet Electronics Marketing has accounted for a significant portion of our sales. In the first quarter of 2003, sales through Avnet Electronics Marketing represented 13% of our net revenues. Our contract with Avnet Electronics Marketing does not require them to purchase our products and may be terminated by them at any time without penalty. If Avnet Electronics Marketing fails to successfully market and sell our products, our revenues could be materially and adversely affected. The loss of Avnet Electronics Marketing and our failure to develop new and viable distribution relationships would limit our ability to sustain and grow our revenues.

We depend on Ericsson for a significant portion of our revenues. The loss of Ericsson as a customer or a decrease in purchases by Ericsson may adversely affect our revenues.

Sales to Ericsson, primarily a direct customer, have recently accounted for a significant portion of our revenues. For example, 13% of our net revenues in 2002 were attributable to direct sales to Ericsson. We expect that we will rely on sales to Ericsson for a significant portion of our future revenues. If we were to lose Ericsson as a customer, or if Ericsson substantially reduced its purchases from us, our business and operating results could be materially and adversely affected.

Intense competition in our industry could prevent us from increasing revenues and sustaining profitability.

The RF semiconductor industry is intensely competitive in each of the markets we serve and is characterized by the following:

•	rapid technological change;

•	rapid product obsolescence;

•	shortages in wafer fabrication capacity;

•	price erosion; and

•	unforeseen manufacturing yield problems.

We compete primarily with other suppliers of high-performance RF components used in the infrastructure of communications networks such as Agilent, Anadigics, Infineon, M/A-COM, Minicircuits Laboratories, NEC, RF Micro Devices, Skyworks, TriQuint Semiconductor and WJ Communications. We also compete with communications equipment manufacturers who manufacture RF components internally such as Ericsson, Lucent, Motorola and Nortel Networks. We expect increased competition both from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. In addition, many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. As a result, communications equipment manufacturers may decide not to buy from us due to their concerns about our size, financial stability or ability to interact with their logistics systems. Our failure to successfully compete in our markets would have a material adverse effect on our business, financial condition and results of operations.

If we fail to introduce new products in a timely and cost-effective manner, our ability to sustain and increase our revenues could suffer.

The markets for our products are characterized by frequent new product introductions, evolving industry standards and changes in product and process technologies. Because of this, our future success will in large part depend on:

•	our ability to continue to introduce new products in a timely fashion;

•	our ability to improve our products and to adapt to new process technologies in a timely manner;

•	our ability to adapt our products to support established and emerging industry standards; and

•	market acceptance of our products.

We estimate that the development cycles of our products from concept to production could last more than 12 months. We have in the past experienced delays in the release of new products. We may not be able to introduce new products in a timely and cost-effective manner, which would impair our ability to sustain and increase our revenues.

Sources for certain components and materials are limited, which could result in delays or reductions in product shipments.

The semiconductor industry from time to time is affected by limited supplies of certain key components and materials. For example, we rely on limited sources for certain packaging materials. If we, or our packaging subcontractors, are unable to obtain these or other materials in the required quantity and quality, we could experience delays or reductions in product shipments, which would materially and adversely affect our profitability. Although we have not experienced any significant difficulty to date in obtaining these materials, these shortages may arise in the future. We cannot guarantee that we would not lose potential sales if key components or materials are unavailable, and as a result, be unable to maintain or increase our production levels.

If communications equipment manufacturers increase their internal production of RF components, our revenues would decrease and our business would be harmed.

Currently, communications equipment manufacturers obtain their RF components by either developing them internally or by buying RF components from third-party distributors or merchant suppliers. We have historically generated a majority of our revenues through sales of standard components to these manufacturers through our distributors and direct sales force. If communications equipment manufacturers increase their internal production of RF components and reduce purchases of RF components from third parties, our revenues would decrease and our business would be harmed.

Third-party wafer fabs that manufacture the semiconductor wafers for our products may compete with us in the future.

Several third-party wafer fabs independently produce and sell RF components directly to communications equipment manufacturers. We currently rely on certain of these third-party wafer fabs to produce the semiconductor wafers for our products. These third-party wafer fabs possess confidential information concerning our products and product release schedules. We cannot guarantee that they would not use our confidential information to compete with us. Competition from these third-party wafer fabs may result in reduced demand for our products and could damage our relationships with these third-party wafer fabs, thereby harming our business.

Perceived risks relating to process technologies we may adopt in the future to manufacture our products could cause reluctance among potential customers to purchase our products.

We may adopt new process technologies in the future to manufacture our products. Prospective customers of these products may be reluctant to purchase these products based on perceived risks of these new technologies. These risks could include concerns related to manufacturing costs and yields and uncertainties about the relative cost-effectiveness of products produced using these new technologies. If our products fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

We have been named in a class action lawsuit alleging that various underwriters engaged in improper and undisclosed activities related to the allocation of shares in our initial public offering.

In November 2001, the Company, various officers and certain underwriters of the Company’s initial public offering of securities were named in a purported class action lawsuit filed in the United States District Court for the Southern District of New York. The suit, In re Sirenza Microdevices, Inc. Initial Public Offering Securities Litigation, Case No. 01-CV-10596, alleges improper and undisclosed activities related to the allocation of shares in the Company’s initial public offering, including obtaining commitments from investors to purchase shares in the aftermarket at pre-arranged prices. Similar lawsuits concerning more than 300 other companies’ initial public offerings were filed during 2001, and this lawsuit is being coordinated with those actions (the “coordinated litigation”). Plaintiffs filed an amended complaint on or about April 19, 2002, bringing claims for violation of several provisions of the federal securities laws and seeking an unspecified amount of damages. On or about July 1, 2002, an omnibus motion to dismiss was filed in the coordinated litigation on behalf of the issuer defendants, of which the Company and its named officers and directors are a part, on common pleadings issues. On October 8, 2002, pursuant to stipulation by the parties, the court dismissed the officer and director defendants from the action without prejudice. On February 19, 2003, the court granted in part and denied in part a motion to dismiss filed on behalf of defendants, including the Company. The court’s order dismissed all claims against the Company except for a claim brought under Section 11 of the Securities Act of 1933. Plaintiffs and the issuer defendants have engaged in settlement discussions regarding a proposed settlement of the claims among them. The Company believes that it has meritorious defenses and intends to defend the litigation vigorously.

Scientific Components Corporation d/b/a Mini-Circuits Laboratory (“Mini-Circuits”) filed a complaint against us in the United States District Court for the Eastern District of New York alleging, among other things, breach of warranty by us for alleged defects in certain goods sold to Mini-Circuits.

On April 16, 2003, Scientific Components Corporation d/b/a Mini-Circuits Laboratory (“Mini-Circuits”) filed a complaint against us in the United States District Court for the Eastern District of New York alleging, among other things, breach of warranty by us for alleged defects in certain goods sold to Mini-Circuits. Mini-Circuits seeks compensatory damages plus interest, costs and attorneys’ fees. As of the date of this registration statement, we had not yet filed an answer or motion to the complaint. Even though we believe Mini-circuits’ claims to be without merit and we intend to defend the claim vigorously, if we ultimately lose or settle the case, we may be liable for monetary damages and other costs of litigation. Even if we are entirely successful in defending the lawsuit, we may incur significant legal expenses and our management may expend significant time in the defense.

We may encounter difficulties managing our business in an economic downturn.

If the current slowdown in the economy and the telecommunications industry in particular continues or worsens, we may experience difficulties maintaining employee morale, retaining employees, completing research and development initiatives, maintaining relationships with our customers and vendors and obtaining financing on favorable terms or at all. In addition, we may have to take further actions to restructure our operations, including, but not limited to, further workforce reductions, further consolidation of facilities, eliminating product lines or disposing of certain equipment, any of which would have a material adverse effect on our results of operations.

If we lose our key personnel or are unable to attract and retain key personnel, we may be unable to pursue business opportunities or develop our products.

We believe that our future success will depend in large part upon our continued ability to recruit, hire, retain and motivate highly skilled technical, marketing and managerial personnel, who are in great demand. Competition for these employees, particularly RF integrated circuit design engineers, is intense. Our failure to hire additional qualified personnel in a timely manner and on reasonable terms could adversely affect our business and profitability. In addition, from time to time we may recruit and hire employees from our customers, suppliers and distributors, which could damage our business relationship with these parties. Our success also depends on the continuing contributions of our senior management and technical personnel, all of who would be difficult to replace. The loss of key personnel could adversely affect our ability to execute our business strategy, which could cause our results of operations and financial condition to suffer. We may not be successful in retaining these key personnel.

Our limited ability to protect our proprietary information and technology may adversely affect our ability to compete.

Our future success and ability to compete is dependent in part upon our proprietary information and technology. Although we have patented technology and current patent applications pending, we primarily rely on a combination of contractual rights and copyright, trademark and trade secret laws and practices to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, wafer suppliers, customers and potential customers, and strictly limit the disclosure and use of other proprietary information. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Our products could infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

The semiconductor industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. We may increasingly be subject to infringement claims as the number of our products grows.

Our reliance on foreign suppliers and manufacturers exposes us to the economic and political risks of the countries in which they are located.

Independent third parties in other countries, primarily in Thailand and the Philippines, package all of our products and two suppliers in Hong Kong provide the majority of the packaging materials used in the production of our components. In addition, we obtain some of our wafers from one supplier located in Germany. Due to our reliance on foreign suppliers and packagers, we are subject to the risks of conducting business outside the United States. These risks include:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	shipment delays, including delays resulting from difficulty in obtaining export licenses;

•	tariffs and other trade barriers and restrictions;

•	political, social and economic instability; and

•	potential hostilities and changes in diplomatic and trade relationships.

In addition, we currently transact business with our foreign suppliers and packagers in U.S. dollars. Consequently, if the currencies of our suppliers’ countries were to increase in value against the U.S. dollar, our suppliers may attempt to raise the cost of our wafers, packaging materials, and packaging services, which could have an adverse effect on our profitability.

A significant portion of our products are sold to international customers either through our distributors or directly, which exposes us to risks that may adversely affect our results of operations.

A significant portion of our direct sales and sales through our distributors are to foreign purchasers, particularly in China, Germany, Korea and Sweden. International direct sales approximated 43% of our net revenues in 2002 and approximated 50% of our net revenues for the three months ended March 30, 2003. Based on information available from our distributors, products representing approximately 56% of our total distribution revenues, representing approximately 30% of our net revenues, were sold by our distributors to international customers in 2002 and a significant portion of sales through our distributors were sold to international customers for the three months ended March 30, 2003. Demand for our products in foreign markets could decrease, which could have a materially adverse effect on our results of operations. Therefore, our future operating results may depend on several economic conditions in foreign markets, including:

•	changes in trade policy and regulatory requirements;

•	fluctuations in currency;

•	duties, tariffs and other trade barriers and restrictions;

•	trade disputes; and

•	political instability.

Some of our existing stockholders can exert control over us, and they may not make decisions that reflect our interests or those of other stockholders.

Our officers, directors and principal stockholders (greater than 5% stockholders) together have historically controlled a majority of our outstanding common stock, and our two founding stockholders have historically controlled a significant amount of our outstanding common stock. As a result, these stockholders, if they act together, and our founding stockholders acting alone, will be able to exert a significant degree of influence over our management and affairs and control matters requiring stockholder approval, including the election of all of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock. In addition, the interests of these stockholders may not always coincide with our interests or the interests of other stockholders.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a change of control.

Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	division of the board of directors into three separate classes;

•	elimination of cumulative voting in the election of directors;

•	prohibitions on our stockholders from acting by written consent and calling special meetings;

•	procedures for advance notification of stockholder nominations and proposals; and

•	the ability of the board of directors to alter our bylaws without stockholder approval.

In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder.

SELLING STOCKHOLDER

In October 2002, pursuant to a loan facility agreement, we agreed to provide to Vari-L up to $5.3 million to support general working capital requirements. Concurrently with the loan facility agreement, we entered into an exclusivity and right of first refusal agreement whereby Vari-L agreed to negotiate exclusively with us through March 2003 (subject to limited exceptions) in anticipation of a proposed acquisition of Vari-L, and granted us a right of first refusal on competing acquisition offers.

In December 2002, pursuant to an asset purchase agreement and through a wholly-owned subsidiary, we agreed to acquire substantially all the assets and assume specified liabilities of Vari-L for cash and shares of our common stock as described in the asset purchase agreement. On May 5, 2003, the asset purchase transaction was completed and we assumed $5,947,578.23 in secured loans and interest payable by Vari-L to us, and, incorporating a post-closing purchase price adjustment, paid Vari-L an additional $3,834,577.70 in cash and issued Vari-L 3,254,657 shares of our common stock. The selling stockholder, VL Dissolution Corporation, is the successor-in-interest by name change to Vari-L and holds the shares that are the subject of this prospectus.

Other than the agreements described above, the selling stockholder has not had a material relationship with us within the past three years.

Because the selling stockholder may sell some or all of the shares offered under this prospectus, we cannot estimate the number of shares that will be held by the selling stockholder after completion of the offering. However, assuming that all of the shares of our common stock being offered are sold and assuming that no additional shares of our common stock are purchased by the selling stockholder prior to such sale, the selling stockholder will not own any of our shares after completion of this offering.

The following table sets forth information with respect to the number of shares of our common stock owned by the selling stockholder. The selling stockholder may offer the shares for resale from time to time.

Name of selling stockholder	Number of shares of Sirenza common stock owned prior to the offering	Number of shares of Sirenza common stock being offered
VL Dissolution Corporation	3,254,657	3,254,657

PLAN OF DISTRIBUTION

The selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker, dealer, agent or underwriter with respect to the sale of the shares covered by this Prospectus.

The selling stockholder and its successors, including its transferees, any trustees of a liquidating trust to which the selling stockholder may transfer its assets, pledges or donees, may offer and sell shares of the common stock covered by this prospectus from time to time directly or, alternatively, through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder and/or the purchasers of these securities. This compensation as to a particular underwriter, broker, dealer or agent might exceed customary commissions.

The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. However, pursuant to the terms of the asset purchase agreement, VL Dissolution Corporation may not sell, in any consecutive 30-day period, more than the greater of (i) 10% of the number of shares of common stock issued in the asset purchase or (ii) the number of shares of common stock that is equal to 66% of the average weekly reported volume of trading in our shares during the four calendar weeks immediately preceding the first date of such proposed sale (excluding from such calculations shares sold by VL Dissolution Corporation during such four-week period). These restrictions on sales by VL Dissolution Corporation do not apply, however, to any shares VL Dissolution Corporation stockholders may receive from VL Dissolution Corporation pursuant to a distribution, liquidation disbursement or other payment.

The shares may be sold on any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the common stock may be listed or quoted at the time of sale, in the over-the-counter market, or otherwise. The methods by which such sales may be effected (which may involve crosses or block transactions) include:

•	a block trade in which the broker or dealer so engaged will attempt to sell the securities as an agent but may position and resell a portion of the block as a principal to facilitate the transaction;

•	purchases by a broker or dealer as a principal and resale by that broker or dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through the writing of options;

•	short sales of the securities and sales to cover short sales;

•	the pledge or loan of the common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the securities or interest therein;

•	hedging transactions with broker-dealers, which may in turn engage in short sales in the course of hedging positions they assume;

•	any combination of any of the above; and

•	any other method permitted pursuant to applicable law.

In addition, any securities covered by this prospectus that qualify for sale under Rules 144 and 145 of the Securities Act may be sold under Rules 144 and 145 rather than under this prospectus. The selling stockholder is not required to sell any common stock described in this prospectus and may transfer or gift these securities by other means not described in this prospectus.

Brokers or dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in selling shares. The selling stockholder and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of shares covered by this prospectus. Any commission, discount or concession received by a broker or dealer and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholder may be deemed to be an underwriter within the meaning of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholder and any other person participating in the distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, including without limitation, Regulation M.

This offering will terminate on the earlier of:

•	the date on which all shares held by the selling stockholder can be sold without restriction under Rule 144(k); or

•	the date on which all shares offered have been sold by the selling stockholder through this prospectus or otherwise.

The expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees are being shared by Sirenza and the selling stockholder. To date, we have incurred approximately $20,000 in expenses. The selling stockholder has agreed to pay all remaining expenses of registration. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder.

The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.

To the extent required, the shares of common stock to be sold, the purchase price of a sale, the names of any agent, broker, dealer, or underwriter or arrangements relating to any such entity or applicable commissions with respect to a particular offer or sale will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements and schedule of Sirenza Microdevices, Inc. appearing in Sirenza Microdevices, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and schedule have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” in this prospectus the information that we file with the SEC. This means that we can disclose important information by referring the reader to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended March 30, 2003;

•	our Current Report on Form 8-K filed with the SEC on May 15, 2003, as amended on July 17, 2003; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 12, 2000, including any amendment or report filed for the purpose of updating such description.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to such information unless those exhibits are specifically incorporated herein by reference.

Requests for such documents should be directed to Sirenza Microdevices, Inc., 303 Technology Court, Broomfield, Colorado, 80021, Attn: Investor Relations, telephone number (303) 327-3030. Please note that additional information can be obtained from our website at www.sirenza.com.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information may be accessed over the Internet at a site maintained by the SEC at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the following public SEC reference room:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain further information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement under the Securities Act with the SEC with respect to the shares to be sold by the selling stockholder. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.